Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

Denison Announces Signing of Landmark Shared Prosperity Agreement with English River First Nation

Toronto, ON – September 27, 2023. Denison Mines Corp. (“Denison” or the “Company”) (TSX: DML; NYSE American: DNN) is proud to announce the signing of a Shared Prosperity Agreement (“SPA”) with English River First Nation (‘ERFN’) supporting the development and operation of Denison’s Wheeler River Project in northern Saskatchewan (the ‘Project’). The SPA received support from a substantial majority of ERFN Members who participated in a ratification vote on its key terms.

The signing of the SPA follows years of active engagement, including a four-month-long ERFN-led community consultation process ahead of the ratification vote, and represents a significant milestone in the history of both Denison’s relationship with ERFN and the Project.

The SPA acknowledges that the Project is located within ERFN’s Ancestral Lands and provides Denison with ERFN’s consent to advance the Project. Additionally, the SPA outlines a shared recognition that ERFN is the Knowledge Keeper of the culture, ways, customs, and values of ERFN in relation to the environment and its Members and reflects ERFN’s desire to prioritize sustainability. Amongst other key commitments, the SPA provides ERFN and its Members with (i) an important role in environmental monitoring and management, and (ii) benefits from community investment, business opportunities, employment and training opportunities, and financial compensation. Overall, the SPA describes a mutual commitment to maintain an open, respectful, and cooperative relationship between Denison and ERFN to ensure mutual prosperity as the development and operation of the Project progresses.

Acting Chief Jenny Wolverine stated, “On behalf of ERFN I would like to express my gratitude for the patience, diligence, and perseverance shown by all participants throughout the negotiation process. This agreement stands as a testament to meaningful collaboration and mutual respect. We worked hard to secure the best team to support ERFN through these negotiations. This included strong legal counsel to negotiate the agreement, scientists to help us understand the environmental impacts, and consultants to review the impacts and benefits of the Wheeler River project. Together we built a strong deal for the Nation. We are confident that based on the size of the project and current best practices we have one of the best agreements in the entire country. As a Nation, we are now turning our attention to building our capacity for employment and training, so we are ready for the Wheeler River project and the full implementation of this important partnership.”

Elder Isidore Campbell shared his pride in being a part of the negotiating team, “I felt very comfortable with the process. As an Elder, it was important to me that the entire process was honest. Denison has accommodated us to our expectations. The agreement puts our Nation in a good position; it’s going to have a positive impact.”

David Cates, President & CEO of Denison, stated “Guided by the principles of Denison’s Indigenous Peoples Policy, we sought to develop an agreement with ERFN that could meaningfully contribute to advancing reconciliation with Indigenous peoples in Canada. To achieve this, we listened to the interests of the Nation and worked together to obtain a mutual appreciation of the impacts and benefits of the Project. We are very pleased to have earned the support of ERFN and to announce that we have reached an agreement where ERFN consents to the advancement of the Project.

We look forward to a long and mutually beneficial relationship with ERFN and extend our sincere gratitude to the leadership of ERFN, for their commitment to open dialogue and productive negotiations, as well as the ERFN Members that were meaningfully involved in the negotiation and ratification process.”

About ERFN

English River First Nation is located about 500 km north of Saskatoon in Treaty 10, with two residential reserves located at Wapatuanak and La Plonge. ERFN has nineteen different reserves, which also include Porter Island, Cree Lake, Elak Dase, Knee Lake and Dipper Rapids.

ERFN is a multilingual community with various combinations of Dene, Cree, Michif, English and French spoken by almost 1,800 members. The “people of the river” are known for their bold and collaborative spirit and trusting and humble nature. They are dedicated to stewardship of the land and the education of future generations.

An industrious and entrepreneurial group, ERFN has led the way in efficient economic relationship building through its support and advancement of community development partnerships. These relationships have been instrumental in advancing community support and understanding across northern Saskatchewan.

About Wheeler River

Wheeler River is the largest undeveloped uranium project in the infrastructure-rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is host to the high-grade Phoenix and Gryphon uranium deposits, discovered by Denison in 2008 and 2014, respectively, and is a joint venture between Denison (90% and operator) and JCU (Canada) Exploration Company Limited (10%). In August 2023, Denison filed a technical report summarizing the results of (i) the feasibility study completed for In-Situ Recovery (‘ISR’) mining of the high-grade Phoenix uranium deposit and (ii) a cost update to the 2018 Pre-Feasibility Study for conventional underground mining of the basement-hosted Gryphon uranium deposit. Based on the respective studies, both deposits have the potential to be competitive with the lowest cost uranium mining operations in the world. Permitting efforts for the planned Phoenix ISR operation commenced in 2019 and have advanced significantly, with licensing in progress and a draft Environmental Impact Statement submitted for regulatory and public review in October 2022. More information is available in the technical report titled “NI 43-101 Technical Report on the Wheeler River Project Athabasca Basin, Saskatchewan, Canada” dated August 8, 2023 with an effective date of June 23, 2023, a copy of which is available on Denison's website and under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to the Company’s effective 95% interest in its flagship Wheeler River Uranium Project, Denison’s interests in Saskatchewan include a 22.5% ownership interest in the McClean Lake Joint Venture, which comprises several uranium deposits and the McClean Lake uranium mill that is contracted to process the ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT’) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

Through its 50% ownership of JCU, Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering ~285,000 hectares in the Athabasca Basin region.

For more information, please contact:

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and / or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

In particular, this press release contains forward-looking information pertaining to the Company’s current intentions and objectives with respect to, and commitments set forth in, the Shared Prosperity Agreement; the results of, and estimates, assumptions and projections provided in, the technical report for Wheeler River and the interpretations and expectations with respect thereto; development and expansion plans and objectives; and expectations regarding its joint venture ownership interests and the continuity of its agreements with its partners and third parties.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, Denison may decide or otherwise be required to discontinue work at the Project if it is unable to maintain or otherwise secure the necessary resources (such as capital funding, regulatory approvals, etc.) and this could impact Denison’s ability to meet the objectives stated in this press release, or the objectives of Denison and ERFN could become misaligned. Denison believes that the expectations reflected in this forward-looking information are reasonable but there can be no assurance that such statements will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the “Risk Factors” in Denison’s Annual Information Form dated March 27, 2023 available under its profile at www.sedar.com and its Form 40-F available at www.sec.gov/edgar.shtml. These factors are not, and should not be construed as, being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in its expectations except as otherwise required by applicable legislation.